

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

<u>Via E-mail</u>
Michel St-Pierre
President
iMetrik M2M Solutions Inc.
740 Notre-Dame Street W National
Suite 1555 1000
Montreal, Quebec

> **Re:** **iMetrik M2M Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 15, 2012**
> **File No. 333-179551**

Dear Mr. St-Pierre:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Based on your response to comment 1 of our letter dated March 8, 2012, we cannot agree that this offering is not being conducted by or on behalf of the issuer. Rule 415 of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Since your offering does not appear to satisfy those provisions, an "at the market" offering is not permissible. Please revise that portion of the offering as appropriate to price those shares being offered. In addition, the prospectus should make clear the fact that those persons are underwriters of this offering. Alternatively, please provide a sufficiently detailed analysis explaining your basis for relying on Rule 415(a)(1)(i), including how you considered the one-week holding period for certain selling shareholders, the discharge of

indebtedness in exchange for certain shares to be resold and the relationship of each selling shareholder to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Conrad C. Lysiak
        The Law Office of Conrad C. Lysiak, P.S.